Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen Enhanced AMT-Free Municipal Credit
Opportunities Fund f/k/a Nuveen Dividend
Advantage Municipal Income Fund

811-09475


On April 11, 2016 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Quality Municipal Fund, Inc., Nuveen Quality
Income Municipal Fund, Inc. and Nuveen Municipal
Opportunity Fund, Inc. were transferred to the Nuveen Dividend Advantage Municipal Income Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization are contained in the SEC filing on Form 497 on October 23, 2015, Accession No. 0001193125-15-351943, which materials are herein incorporated by reference.